UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

KITE PHARMA, INC.

(Name of Subject Company (Issuer))

DODGERS MERGER SUB, INC.

a wholly-owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

49803L109

(Cusip Number of Class of Securities)

Brett A. Pletcher, Esq.
Executive Vice President, General Counsel and Chief Compliance Officer

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3542	Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,225,580,130.26	$1,301,044.74

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 57,410,242 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kite Pharma, Inc. (“Kite”) multiplied by $180.00, (ii) 4,387,212 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $180.00, (iii) 86,850 Shares issuable pursuant to outstanding warrants multiplied by $180.00, (iv) 181,811 Shares issuable pursuant to outstanding unvested stock options multiplied by $105.66 (which is $180.00 minus the weighted average exercise price for such options of $74.34 per share) and (v) 373,307 Shares issuable pursuant to outstanding unvested restricted stock units that are anticipated to vest prior to the completion of the transaction multiplied by $180.00. The calculation of the filing fee is based on information provided by Kite as of August 31, 2017.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,301,044.74	Filing Party:	Dodgers Merger Sub, Inc. and Gilead Sciences, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 5, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐            issuer tender offer subject to Rule 13e-4.
☐            going-private transaction subject to Rule 13e-3.
☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Dodgers Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 5, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Kite Pharma, Inc., a Delaware corporation (“Kite”), at a price of $180.00 per Share, net to the holder in cash, without interest upon the terms and subject to the conditions described in the Offer to Purchase dated September 5, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly-owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 through 11.

(1) The information set forth in the Offer to Purchase under “The Tender Offer—Section 10—Background of the Offer; Contacts with Kite” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the third paragraph in the subsection titled “Background of the Offer and the Merger” which begins on page 26 of the Offer to Purchase with the following:

“As part of these regular evaluations, in January 2017, while attending an industry conference, Andrew Dickinson, Senior Vice President, Corporate Development of Parent and Helen Kim, Executive Vice President, Business Development of Kite met informally and generally discussed Parent’s interest in the oncology field and potentially learning more about Kite. Representatives of Kite and Parent had in the preceding two years engaged in informal discussions regarding Parent’s interest in the oncology field and potential transactions such as partnerships or collaborations. These interactions did not involve any discussion of potential acquisition transactions. Shortly after the conference, Mr. Dickinson followed up with Ms. Kim and they agreed to put in place a confidentiality agreement to facilitate this latest set of discussions. Parent and Kite thereafter entered into a confidentiality agreement to facilitate such further discussions, dated February 10, 2017, providing for the sharing of information with a purpose of discussing, evaluating, negotiating and potentially entering into a business transaction involving Kite and Parent.”

(2) The information set forth in the Offer to Purchase under “The Tender Offer—Section 10—Background of the Offer; Contacts with Kite” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the eighth paragraph on page 29 of the Offer to Purchase, under the sub section titled “Background of the Offer and the Merger,” which begins on page 26 of the Offer to Purchase, with the following:

“On August 14, 2017, Parent held a meeting of the Parent Board to provide an update on the recent discussions with Kite and updates to Parent’s financial valuation of Kite. Dr. Milligan and Mr. Dickinson highlighted new information obtained in the August 1 Meeting and August 11 Meeting with Kite, clinical data announced by Nanjing Legend Pharmaceutical & Chemical Co., Ltd., bluebird bio, Inc. and Novartis AG and Kite’s public announcements over the past week that all factored into adjustments to Parent’s financial model. Based on this information and the model updates, after significant discussion, the Parent Board authorized management to submit a non-binding acquisition proposal to acquire all of the assets of Kite at a price of up to $180 per Share in cash.”

(3) The information set forth in the Offer to Purchase under “The Tender Offer—Section 12—Sources and Amount of Funds” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the first paragraph thereof with the following:

“The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to consummate the

Merger (including payments for options, restricted stock units and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $11.9 billion at or prior to the Closing. Purchaser anticipates funding these payments with cash on hand and from a combination of some or all of the following credit commitments and facilities of Parent and notes issuances of Parent.

Cash Bridge Commitment

On August 31, 2017, Parent entered into a commitment letter (the “Cash Bridge Commitment Letter”) by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated (which we refer to collectively as “BofAMerrill”) and Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (which we refer to collectively as “Wells Fargo” and, together with BofAMerrill, the “Initial Commitment Parties”) pursuant to which the Initial Commitment Parties committed to provide up to $9.0 billion in loans under a new senior unsecured cash bridge facility (the “Cash Bridge Facility”).  Subject to certain customary conditions, the Cash Bridge Facility would be available to Parent to finance the Transactions and pay related fees and expenses. Pursuant to the terms of the Cash Bridge Commitment Letter, the commitments of the Commitment Parties (as defined below) under the Cash Bridge Commitment Letter would be reduced on a dollar-for-dollar basis by, among other things, the amount of commitments received by Parent for any term loan credit facility for the purpose of financing a portion of the Transactions, and would be further reduced on a dollar-for-dollar basis by the gross proceeds from any notes issuance for the purpose of financing a portion of the Transactions.

On September 8, 2017, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC Bank USA, N.A., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, Goldman Sachs Bank USA, Citibank, N.A., Royal Bank of Canada and U.S. Bank National Association (collectively, the “Additional Commitment Parties” and, together with the Initial Commitment Parties, the “Commitment Parties”) became parties to the Cash Bridge Commitment Letter by means of a joinder agreement and the $9.0 billion commitment of the Initial Commitment Parties was reduced on a dollar-for-dollar basis by the commitments of the Additional Commitment Parties.

The foregoing summary of the Cash Bridge Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Cash Bridge Commitment Letter itself, which is incorporated herein by reference.  We have filed a copy of the Cash Bridge Commitment Letter as Exhibit (b)(1) to the Schedule TO.

Term Loan Credit Facility

On September 8, 2017 (the “Term Loan Effective Date”), Parent entered into a $6.0 billion Term Loan Facility Credit Agreement (the “Credit Agreement”) with Bank of America, N.A., as administrative agent (the “Administrative Agent”), certain other lenders party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as joint lead arrangers and joint bookrunners, and Wells Fargo Bank, National Association, as syndication agent.  The proceeds of the loans under the Credit Agreement will be used to finance a portion of the Transactions, as well as to pay fees and expenses of Parent in connection with the transactions contemplated by the Credit Agreement.

The Credit Agreement provides for (i) a $1.0 billion senior unsecured term loan facility with a maturity of 364 days after the closing date (the “364-Day Term Facility”), (ii) a $2.5 billion senior unsecured term loan facility with a maturity of three years after the closing date (the “Three-Year Term Facility”) and (iii) a $2.5 billion senior unsecured term loan facility with a maturity of five years after the closing date (the “Five-Year Term Facility”, and together with the 364-Day Term Facility and the Three-Year Term Facility, the “Facilities”). Parent did not borrow under any of the Facilities on the Term Loan Effective Date. Loans under the Credit Agreement will bear interest at either (i) the Eurodollar Rate plus the Applicable Margin or (ii) the Base Rate plus the Applicable Margin, as defined in the Credit Agreement.  The Applicable Margin used in connection with the interest rates is based on the credit ratings assigned to Parent’s senior unsecured non-credit enhanced long-term indebtedness for borrowed money. The Applicable Margin for Eurodollar Rate loans ranges (i) with respect to the 364-Day Term Facility, from 0.500% to 1.125%, (ii) with respect to the Three-Year Term Facility, from 0.625% to 1.250% and (iii) with respect to the Five-Year Term Facility, from 0.625% to 1.250%.  The Applicable Margin for Base Rate loans ranges (i) with respect to the 364-Day Term Facility, from 0.000% to 0.125%, (ii) with respect to the Three-Year Term Facility, from 0.000% to 0.250% and (iii) with respect to the Five-Year Term Facility, from 0.000% to 0.250%.

All payments of principal and interest with respect to the Facilities will be due and payable as specified in the Credit Agreement. The 364-Day Term Facility and Three-Year Term Facility have no interim amortization and all amounts outstanding thereunder will be due and payable at maturity. The Five-Year Term Facility will have no scheduled amortization for the first two years following the closing date and thereafter, the outstanding principal amount of the Five-Year Term Facility will be payable in quarterly amounts equal to 2.5% of the initial principal amount of the Five-Year Term Facility on each fiscal quarter end date after the second anniversary of the closing date, with any remaining balance due and payable at maturity.

Parent may reduce the commitments under any Facility and may terminate or permanently prepay loans under any Facility in whole or in part at any time, without premium or penalty, upon notice to the Administrative Agent and subject to the conditions specified in the Credit Agreement. Amounts repaid under the Credit Agreement cannot be reborrowed. To date, no plans have been made to finance or repay the Facilities after the consummation of the transactions contemplated by the Merger Agreement, other than as required by the terms of such Facilities.

The Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default.

The foregoing summary of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement itself, which is incorporated herein by reference.  We have filed a copy of the Credit Agreement as Exhibit (b)(2) to the Schedule TO.

Pursuant to the terms of the Cash Bridge Commitment Letter, the commitments provided under the Credit Agreement on September 8, 2017 reduced the commitments of the Commitment Parties under the Cash Bridge Commitment Letter on a dollar-for-dollar basis from $9.0 billion to $3.0 billion.

Senior Notes

On September 14, 2017, Parent entered into an underwriting agreement pursuant to which Parent agreed to issue and sell to the underwriters named therein $3.0 billion aggregate principal amount of senior unsecured notes (the “Notes”), consisting of $2.0 billion aggregate principal amount of floating rate notes (the “Floating Rate Notes”) and $1.0 billion aggregate principal amount of fixed rate notes (the “Fixed Rate Notes”) in a registered public offering. The offering is expected to close on September 21, 2017, subject to customary closing conditions.

Parent intends to use the net proceeds from the offering to finance a portion of the cash consideration payable in connection with the Transactions and to pay related fees and expenses.  The gross proceeds of the offering will also reduce the remaining commitments under the Cash Bridge Commitment Letter.  In the event that Parent does not consummate the Transactions on or prior to March 27, 2018 or the Merger Agreement is terminated any time prior thereto, Parent will be required to redeem in whole and not in part the aggregate principal amount of the outstanding Notes on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” will be the earlier to occur of (1) April 26, 2018, if the Acquisition has not been consummated on or prior to March 27, 2018, or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the Merger Agreement for any reason. The closing of the offering is not contingent on the closing of the Transactions.

The Notes are expected be issued under the same base indenture governing Parent’s existing senior unsecured notes and will be subject to substantially similar negative covenants and events of default.  Parent will have the option to redeem some or all of the Fixed Rate Notes, but not the Floating Rate Notes, at any time and from time to time, at the redemption price described in the Fixed Rate Notes.  Parent will also be required to repurchase each series of Notes upon certain change of control events.”

(4) The information set forth in the Offer to Purchase under “The Tender Offer—Section 13—Conditions of the Offer” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the final paragraph thereof with the following:

“The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser), and (except for the Minimum Tender Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in their sole and absolute discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer (except for conditions relating to government regulatory approvals).”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following.

(b)(1)                  Cash Bridge Facility Commitment Letter, dated as of August 31, 2017, among Gilead Sciences, Inc., Bank of America N.A., Merrill Lynch Pierce Fenner & Smith Incorporated, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC

(b)(2)                  Joinder Agreement, dated as of September 8, 2017, among Gilead Sciences, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC Bank USA, N.A., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, Goldman Sachs Bank USA, Citibank N.A., Royal Bank of Canada and U.S. Bank National Association.

(b)(2)                  Term Loan Facility Credit Agreement, dated as of September 8, 2017, among Gilead Sciences, Inc., Bank of America, N.A., as Administrative Agent, certain other lenders party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunners, and Wells Fargo Bank, National Association, as Syndication Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 13, 2017)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2017

DODGERS MERGER SUB, INC.

By:	/s/ Robin L. Washington
	Name:	Robin L. Washington
	Title:	President and Treasurer

GILEAD SCIENCES, INC.

By:	/s/ John F. Milligan
	Name:	John F. Milligan, Ph.D.
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(A)	Offer to Purchase, dated September 5, 2017*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Summary Advertisement, published September 5, 2017 in The Wall Street Journal*
(a)(5)(A)

Joint Press Release of Parent and Kite, dated August 28, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(B)	Investor Presentation, dated August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(C)	Infographic by Parent (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(D)

Email sent to Parent Operations Department and Senior Management on August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(E)

Email sent to employees of Kite, dated August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(F)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(G)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(H)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(I)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(J)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(K)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(L)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(M)	Q&A provided to Kite employees (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on September 1, 2017)*
(a)(5)(N)

E-mail to Kite employees from Kite management (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on September 1, 2017)*

(b)(1)

Cash Bridge Facility Commitment Letter, dated as of August 31, 2017, among Gilead Sciences, Inc., Bank of America N.A., Merrill Lynch Pierce Fenner & Smith Incorporated, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC

(b)(2)

Cash Bridge Joinder Agreement, dated as of September 8, 2017, among Gilead Sciences, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC Bank USA, N.A., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, Goldman Sachs Bank USA, Citibank N.A., Royal Bank of Canada and U.S. Bank National Association.

(b)(3)	Term Loan Facility Credit Agreement, dated as of September 8, 2017, among Gilead Sciences, Inc., Bank of America, N.A., as Administrative Agent, certain other lenders party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunners, and Wells Fargo Bank, National Association, as Syndication Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 13, 2017)

(d)(1)

Agreement and Plan of Merger, dated as of August 27, 2017, among Kite, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 28, 2017)*

(d)(2)

Mutual Confidentiality Agreement, dated as of February 10, 2017, by and between Kite and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Kite with the Securities and Exchange Commission on September 5, 2017)*

(d)(3)

Amendment No. 1 to Mutual Confidential Disclosure Agreement, dated as of August 20, 2017, by and between Parent and Kite (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Kite with the Securities and Exchange Commission on September 5, 2017)*

*                 Previously filed.